Exhibit 99.2
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Sun Life Financial declares quarterly dividend on Common and Preferred
     Shares

     TORONTO, May 7 /CNW/ - The Board of Directors of Sun Life Financial Inc.
(TSX/NYSE: SLF) today announced a quarterly shareholder dividend of $0.36 per common share, payable June 30, 2009 to shareholders of record at the close of business on May 27, 2009. This is the same amount as paid in the previous quarter.
     The Board of Directors of Sun Life Financial Inc. also announced the following quarterly dividends on its Class A Non-Cumulative Preferred Shares payable on June 30, 2009 to shareholders of record at the close of business on
May 27, 2009: $0.296875 per Series 1 share; $0.30 per Series 2 share;
$0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per
Series 5 share.
     Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 07:35e 07-MAY-09